John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

August 29, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File No. 811-21779

Proxy Statement on Schedule 14A for Diversified Strategies Fund

Dear Ms. Dubey:

This letter is in response to comments received by telephone on August 8, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for Diversified Strategies Fund, a series of the Trust (the “Fund”), which was filed with the SEC on August 1, 2013 (the “Proxy Statement”), accession no. 0001133228-13-003136. The purpose of the Proxy Statement is to solicit shareholder approval of amendments to the Fund’s advisory and subadvisory agreements.

For convenience, we have set forth each comment below, followed by the Trust’s response.

Comment 1 — On page 4, under the heading “Introduction,” please disclose that the Fund operates as a diversified fund in accordance with Section 5(b)(1) of the Investment Company Act of 1940, as amended.

Response to Comment 1 — The Fund will make the requested change.

Comment 2 — On page 6, under the heading “Annual Expenses,” footnote no. 1 to the fee table states that the pro forma “Other expenses” (assuming higher advisory fees) “have been restated to reflect current fees and expenses.” Please explain why this information is estimated rather than reflecting the Fund’s expense information for the most recent fiscal year.

Response to Comment 2 — The Fund’s pro forma “Other expense” information has been estimated for the current fiscal year to reflect increases in custody expenses as a result of changes in the Fund’s investment strategies above amounts incurred during the most recent fiscal year, consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A.

Comment 3 — On page 6 under the heading “Terms of the Advisory and Subadvisory Agreements and the Amendments,” please disclose the dates that the Fund’s advisory and subadvisory agreements were last submitted to a vote of shareholders, including the purpose of each such submission, in accordance with Item 22(c)(1)(i) of Schedule 14A.

Response to Comment 3 — The Fund will make the requested changes. The following sentences will be added to this section under the sub-sections entitled “Advisory Agreement and Advisory Agreement Amendment” and “Subadvisory Agreement and Subadvisory Agreement Amendment,” as applicable:

Securities and Exchange Commission

August 29, 2013

The Fund’s advisory agreement was last approved by the Fund’s shareholders on September 26, 2011, in anticipation of the public offering of the Fund’s shares.

[and]

The Fund’s subadvisory agreement was last approved by the Fund’s shareholders on September 26, 2011, in anticipation of the public offering of the Fund’s shares.

Comment 4 — On page 8, under the heading “Other services performed by the Advisor for the fund,” please disclose whether John Hancock Investment Management Services, LLC (the “Advisor”) will continue to provide administrative, financial, legal, accounting and recordkeeping services to the Fund after the amended advisory and subadvisory agreements are approved, in accordance with Item 22(c)(14) of Schedule 14A.

Response to Comment 4 — The Fund will make the requested change. The following sentence will be added to this section:

The Advisor will continue to perform these services after the amended advisory and subadvisory agreements are approved.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Proxy Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

August 29, 2013

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Andrew Wilkins

Andrew Wilkins

Assistant Secretary
John Hancock Funds II